BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Detroit Edison Co


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   Damian P. Reitemeyer


Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                        SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                    (Amendment No.  5 )*
                            ____

                      Detroit Edison Co
           _______________________________________
                       NAME OF ISSUER:
               Common Stock (Par Value $10.00)
           _______________________________________
                TITLE OF CLASS OF SECURITIES
                          250847100
           _______________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No. 250847100                Page 1 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation and Its Wholly Owned
Subsidiary, Bankers Trust Company, as Trustee for various trusts, and employee benefit plans, and investment advisor, and its indirect wholly-owned subsidiary BT Variable, Inc.
13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust
Company (as Trustee for various trusts and employee benefit plans and investment advisor), and BT Variable, Inc.
are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES





  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY











CUSIP No. 250847100                Page 2 of 7 Pages


EACH      7. SOLE DISPOSITIVE POWER

REPORTING




  PERSON       8. SHARED DISPOSITIVE POWER

  WITH


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON




10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

















CUSIP No. 250847100                Page 3 of 7 Pages


12.TYPE OF REPORTING PERSON *

   Bankers Trust New York Corporation - HC
   Bankers Trust Company - BK
   BT Variable Inc. - IC

Item 1(a) NAME OF ISSUER:

          Detroit Edison Company

Item 1(b) ADDRESS OF ISSUER S PRINCIPAL EXECUTIVE OFFICES:

2000 Second Avenue - 2112 WCB
          Detroit, MI  48226

Item 2(a) NAME OF PERSON FILING:

Bankers Trust New York Corporation, Bankers Trust Company
(as Trustee for various trusts and employee benefit plans and investment advisor) and BT Variable, Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust Corporation(as Trustee for various trusts and employee benefit plans and investment advisor) and BT Variable, Inc. are corporations incorporated in the State of New York with their principal business offices located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value -$10.00) of The Detroit
Edison Co.



CUSIP No. 250847100                Page 4 of 7 Pages

Item 2(e) CUSIP NUMBER:

          250847100

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b) [X] Bank as defined in section 3(a)(19) of the Act.

          For BT Variable, Inc.

     (c)  [X]Insurance Company as defined in Section
3(a)(19) of the Act.



Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:



     (b)  Percent of Class:












CUSIP No. 250847100                Page 5 of 7 Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote -



     (ii) shared power to vote or to direct the vote -



     (iii)sole power to dispose or to direct the disposition of -

     (iv) shared power to dispose or to direct the disposition of -



Item 5    OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS:

          [X]


Item 6    Not Applicable.
























CUSIP No. 250847100                Page 6 of 7 Pages



Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable






















CUSIP No. 250847100                Page 7 of 7 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     As of December 31, 1995

Signature:     Bankers Trust New York Corporation

By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.